FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 5, 2018, announcing that NBN Co and Speedcast Select Gilat for Business and Enterprise Satellite Service in Australia; Valued at Tens of Millions of Dollars.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated February 5, 2018	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

NBN Co and Speedcast Select Gilat for Business and Enterprise
Satellite Service in Australia; Valued at Tens of Millions of Dollars

Gilat to deliver the satellite platform for NBN Co to serve nationwide business in regional and rural Australia

Petah Tikva, Israel, February 5, 2018 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announces that NBN Co and Speedcast have selected Gilat’s satellite platform for its Business and Enterprise Satellite Service (BESS) for businesses in Australia.  The BESS network solution will utilize the nbn™ Sky Muster™ Ka-band multi-beam satellites. Gilat technology is a major element in Speedcast’s managed service offering to NBN Co. Gilat is responsible for the supply, configuration and specialist operational support of the satellite network platform and is responsible for meeting Speedcast’s strict service levels for this project. The expected revenue for this project is tens of millions of dollars over a period of several years.

Gilat’s satellite solution will support the vision of extending business grade services to regional Australia. NBN Co’s BESS project will assist Australia's regional and rural businesses growth through broadband connectivity to e-commerce and the global economy. This project will meet the demand for broadband bandwidth services for businesses and government customers, throughout regional and rural Australia.

Gilat's proven global leadership in regional and rural broadband connectivity leverages Gilat’s innovative technology and global services. The heart of the solution is our cloud-based distributed X-Architecture that has been optimized for HTS and will be integrated into NBN Co’s ten satellite-gateways infrastructure. Our underlying multi-service SkyEdge II-c platform supports enterprise, cellular backhaul and mobility services. The platform delivers high spectral efficiency and optimized space segment via advanced DVB-S2X waveform and Gilat’s innovative LDPC based fast adaptive return access scheme. To increase the network resiliency the platform is deployed with gateway and data center diversity.

“We have chosen to partner with Gilat due its strong track record in providing satellite technology in Australia and to NBN Co in particular,” said Erwan Emilian EVP, Enterprise & Emerging Markets, Speedcast. “Gilat’s satellite platform is the most suitable for NBN Co’s objective to provide an Enterprise grade service throughout the country.”

“Gilat is proud of being selected once again to serve NBN Co’s Business and  Enterprise Satellite Service, in sites throughout regional and rural Australia, further materializing our vision to bring plentiful affordable quality broadband to unserved and underserved areas around the world,” said Oded Sheshinski, RVP Asia-Pacific at Gilat. “Gilat and Speedcast have a history of cooperation in Australia and I am confident that we will deliver the best possible outcome for this project over the next 10 years, meeting NBN Co’s strict SLA.”

About Speedcast International Limited
Speedcast International Ltd (ASX: SDA) is the world’s most trusted provider of highly-reliable, fully-managed, end-to-end remote communication and IT solutions. The company utilizes an extensive worldwide footprint of local support, infrastructure and coverage to design, integrate, secure and optimize networks tailored to customer needs.  With differentiated technology, an intense customer focus and a strong safety culture, Speedcast serves more than 2,000 customers in over 140 countries via 39 teleports, including offshore rigs and cruise ships, 10,000+ maritime vessels and 4,500+ terrestrial sites.  Speedcast supports mission-critical applications in industries such as maritime, oil and gas, enterprise, media, cruise and government.  Learn more at www.Speedcast.com.

About NBN Co
NBN Co was established in 2009 to design, build and operate Australia’s new fast, wholesale local access broadband network. Underpinned by a purpose to connect Australia and bridge the digital divide, NBN Co’s key objective is to ensure all Australians have access to fast broadband as soon as possible, at affordable prices, and at least cost.  Launched in late April 2016, the nbn™ Sky Muster™ satellite service is designed to deliver a revolution in broadband in regional and remote Australia. The service is based on two state-of-the-art satellites designed specifically to provide broadband to Australia’s hard to reach places. NBN Co is wholly owned by the Commonwealth of Australia as a Government Business Enterprise (GBE), incorporated under the Corporations Act 2001 and operated in accordance with the Public Governance, Performance and Accountability Act 2013 (PGPA Act

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds.  For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding  these and other risks and uncertainties associated with Gilat's business, reference  is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net